
10028824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 37303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING___12/31/09___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

NAME OF BROKER-DEALER: CAMDEN FINANCIAL SERVICES

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__2301 CAMPUS DRIVE, SUITE 250__
(No. and Street)

__IRVINE__   __CALIFORNIA__   __92612__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__JON McCLINTOCK__   __949/975-0900__
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__GOODRICH, BARON, GOODYEAR, LLP__
(Name – if individual, state last, first, middle name)

__6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803__
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ JON McCLINTOCK _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ CAMDEN FINANCIAL SERVICES _____ , as
of _____ DECEMBER 31 _____ , 20 09 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____ NONE _____

TRACY K. CEDEROTH
Commission # 1732680
Notary Public - California
Orange County
My Comm. Expires Apr 1, 2011

Signature JON McCLINTOCK

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Camden Financial Services
Irvine, California

We have audited the accompanying statement of financial condition of Camden Financial Services as of December 31, 2009, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camden Financial Services as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9-11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule I7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 16, 2010

CAMDEN FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash in bank		$ 96,935
Receivables – Commissions and concessions - Allowable		3,435
Property and equipment, at cost	$ 6,342	
Accumulated depreciation	(6,342)	-
Total assets		$ 100,370

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Income taxes payable		$ 800
Commissions and other payables		3,942
Total liabilities		4,742
Commitments		-
Stockholder's equity:		
Common stock, without par value, authorized 1,000,000 shares; issued and outstanding 10,000 shares	$ 10,000	
Paid-in capital	21,430	
Retained earnings	64,198	
Total stockholder's equity		95,628
Total liabilities and stockholder's equity		$ 100,370

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2009

Revenues:		
Commissions and concessions		$ 300,854
Other income		21,890
Total revenues		322,744
Expenses:		
Commissions	$ 242,617	
Registration fees	11,276	
Consulting fees	84,725	
Audit fees	4,800	
Rent	2,700	
Other expenses	591	
Total expenses		346,709
Loss before income taxes		(23,965)
Income taxes		800
Net loss		$ (24,765)

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, beginning of year	$ 10,000	21,430	88,963	120,393
Net loss for the year ended December 31, 2009	-	-	(24,765)	(24,765)
Balance, end of year	$ 10,000	21,430	64,198	95,628

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss		$ (24,765)
Adjustments to reconcile net loss to		
net cash used for operating activities:		
Decrease in receivables	$ 14,056	
Decrease in commissions and other payables	(10,485)	
Decrease in taxes payable	(18,102)	
Total adjustments		(14,531)
Net cash flows used for operating activities		(39,296)
Cash flows from financing activities		-
Cash flows from investing activities		-
Net decrease in cash		(39,296)
Cash at beginning of year		136,231
Cash at end of year		$ 96,935

SUPPLEMENTAL CASH INFORMATION

Cash payments for:		
Interest		$ -
Income taxes		$ 800

The accompanying notes are an integral part of these financial statements.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests and mutual funds, and has executed a sub-clearing agreement with Finance 500, Inc. for purposes of clearing transactions with and for customers on a fully disclosed basis. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over sixty months.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and disclosures. Accordingly, actual results could differ from those estimates.

(2)   INCOME TAXES

Provision for income taxes is comprised as follows:

	Current	Deferred	Total
Federal	$ -	-	-
California	800	-	800
Total	$ 800	-	800

(2)   INCOME TAXES, Continued

The Company accounts for its income taxes per current accounting standards which use an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The Company has approximately $127,000 of loss carryforwards available through 2029. The following represents the estimated value of such carryforwards and the valuation allowance applied as a result of the uncertainty that exists over the ability to use such carryforwards in the future:

Deferred Tax Asset:	
Federal	$ 19,000
California	11,000
	30,000
Less valuation allowance	(30,000)
Net deferred tax asset	$ -

The valuation allowance increased $6,000 in the current year.

(3)   CONCENTRATION OF CREDIT RISK FOR CASH HELD AT A BANK

The Company maintains a cash account at Bank of America which had a bank balance of $114,197 at December 31, 2009. Accounts at this institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(4)   OFFICE LEASE

The Company currently occupies office facilities under a one-year lease which expires March 2010 with monthly lease payments of $300.

(5)   SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 16, 2010. No transactions or events were found that were material enough to require recognition in the financial statements.

(6)   NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2009, the net capital was $95,628 which exceeded the required minimum capital by $90,628, and the net capital ratio was .05 to 1.

Total equity from statement of financial condition $ 95,628

Less non-allowable assets   -

        Net capital $ 95,628

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3%
of aggregate indebtedness of $46,010) $ 316

Minimum dollar net capital $ 5,000

Net capital requirement (greater of above) $ 5,000

Excess net capital $ 90,628

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness) $ 4,742

Ratio of aggregate indebtedness to net capital   .05 to 1

Percentage of debt to debt-equity total
computed in accordance with Rule 15c3-1(d)   N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

CAMDEN FINANCIAL SERVICES
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

Not applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC rule 15c303 and does not hold customer funds or securities.



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Camden Financial Services
Irvine, California

In planning and performing our audit of the financial statements of Camden Financial Services (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Barron Goodyear, LLP

Long Beach, California
February 16, 2010

CAMDEN FINANCIAL SERVICES

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

(With Independent Auditors' Report Thereon)